UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Toro Company

File No. 001-08649 - CF# 24035

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The Toro Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 13, 2009.

Based on representations by The Toro Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 2.1	through October 31, 2014
Exhibit 2.2	through October 31, 2014
Exhibit 10.1	through October 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel